Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Warrior Beverages, Inc.
5706 Graywood Ave
Lakewood, CA 90712
https://warriorbeverages.com/

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Warrior Beverages, Inc.
Address: 5706 Graywood Ave, Lakewood, CA 90712
State of Incorporation: DE
Date Incorporated: August 02, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive [perk]

Tier 2 Perk — Invest $1000+ and receive [perk 2]

Tier 3 Perk — Invest $5,000+ and receive [perk 3]

Tier 4 Perk — Invest $10,000+ and receive [perk 4] + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive [perk 5] + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive [perk 6] + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Warrior Beverages will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Warrior Beverages, Inc. ("Warrior Beverages" or the "Company") makes energy drinks and alkaline water. Our goal is to be a brand that is for all cultures that provide some of the most healthy and tastiest drinks in the market. With our unique flavors and Island-inspired culture, we will bring unique flavors to the market. Our call to action is to stop ocean plastic pollution by using 100% recyclable materials while supporting our Troops and supporting the fight to stop cancer.

There are a few ways that we make money. The first way has been by being in our local communities and doing direct-to-consumer hand-to-hand sales events also known as pop-ups. We have done about 30 events this year. Our 7-Eleven stores have supported us fully by allowing us to do events right in front of their store to sell products and also provide samples. We also make money from our website. People have purchased drinks as well as merchandise from our site. We recently launched a brand ambassador program that allows people to sign up on our website to promote our brand and they also have a chance to earn a commission thereby helping to promote the brand.

Warrior Beverages, Inc. was initially organized as Warrior Energy Drink, LLC, a California limited liability company on August 2, 2020, and converted to a Delaware corporation on May 8, 2023.

Competitors and Industry

Competitors

Our competitors are Red Bull, Bang Energy, Monster, Rockstar, and Liquid Death - established companies in the industry. However, we believe we're different from them because we have the right amount of caffeine in our energy drink at 116 mg. We also focus more on the natural B vitamins and niacin that promote fat loss. We believe our drink is for all cultures, not just some. Our alkaline water is truly different, as we have our own blend of unique minerals that we call Warrior hydration that consists of potassium, calcium, and magnesium, but also helps to reduce muscle pain after a workout so we think of it as a recovery drink.

Industry

The most exciting thing about our industry is that there are so many untouched flavors vitamins, nutrients, and minerals that are good for our body that have not been created yet. Our pallet is unlimited with the amount of good-for-you, nutrient-based beverages that can be created. Warrior Beverages wants to be the premier provider of Warrior water, Warrior energy drink, Warrior coffee, Warrior juice, Warrior protein shakes and so much more. Our ideas are limitless.

When we look at our target market we understand that it is males aged 18 to 54 that mostly consume our type of beverages. This is the market trend that we understand from our analytics. However, because the drink represents all cultures we affect not only the male but also the female category. Our brand and product are trademarked by the US government. Furthermore, we started to see an uptick in our revenue or growth trends as we began to do more direct to Consumer events and bring on more brand ambassadors we currently have 30 brand ambassadors that have joined our program with a goal of getting 50 by the end of the year and then 100.

Current Stage and Roadmap

Current Stage

We are currently in-market with our product. Warrior Energy Drink and Warrior Water are currently in a few select 7-Eleven stores, liquor stores, and select gym locations in California. We have done many direct-to-consumer events this year that allows us to sell our products and do field marketing. Our products are currently sold and shipped all over the USA from our website sales.

Warrior Beverages has been presented to several celebrities, including Magic Johnson, Evander Holyfield, David Meltzer, Marshall Faulk and Crunch.

Thus far, only David Meltzer and Crunch Gym have signed contractual agreements, agreeing to help promote Warrior Beverages. The other celebrities mentioned are still in the works of discussion along with members of the Los Angeles Lakers, on how Warrior Beverages can partner with even more Athletes and Celebrities.*

Roadmap

In the next few months, we are looking to have our subsequent meetings with David Meltzer, who could quite possibly not only invest in Warrior Beverages, but also help provide distribution into other venues - like Dodger Stadium and Crypto.com Arena.*

We have been able to self-distribute our drinks throughout Southern California 7-Elevens and sell them across the United States through our website www.WarriorBeverages.com.

We have developed a Warrior Ambassador program of over 80 people that are all promoting the Warrior Brand. We are currently building our Amazon storefront to start selling and having Amazon ship and distribute Warrior Beverages.

** No agreements or contracts have been reached with the mentioned celebrities and members of the Los Angeles Lakers, regarding their involvement with Warrior Beverages. While David Meltzer and Crunch Gym have signed contractual agreements to promote Warrior Beverages, discussions with the other celebrities and potential partnerships with additional athletes and celebrities are still in progress. The details and outcomes of these discussions may vary, and no guarantees can be made regarding their ultimate participation or endorsement of Warrior Beverages.*

The Team

Officers and Directors

Name: Cory Lewis

Cory Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President & Founder
  Dates of Service: August, 2020 - Present
  Responsibilities: Founder of Warrior Energy Drink LLC. Lewis does not currently take a salary and presently holds 4,400,000 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** Nexgen
  Title: Sales Manager
  Dates of Service: January, 2018 - August, 2022
  Responsibilities: Manager for sales for Hvac company

Name: Eric White

Eric White's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Sales Officer
  Dates of Service: January, 2022 - Present
  Responsibilities: Responsible for all company sales. Currently does not take a salary

Other business experience in the past three years:

- **Employer:** Advantage Solutions
  Title: Sr. Product Development Manager
  Dates of Service: April, 2015 - Present
  Responsibilities: Responsible for product development for multiple clients

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our beverages. Delays or cost overruns in the development of our beverages and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Warrior Energy Drink is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your

investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or could harm our reputation and materially negatively impact our financial condition and business.

Competitive Market
The energy drink and alkaline water industries are highly competitive, with numerous established players and new entrants. Warrior Beverages may face challenges in gaining market share and standing out among its competitors.

Changing Consumer Preferences
Consumer preferences and trends regarding beverages can change rapidly. The demand for energy drinks and alkaline water may be influenced by factors such as health consciousness, taste preferences, and cultural shifts. Warrior Beverages must be able to adapt to changing consumer preferences to maintain its market position.

Product Quality and Taste
The success of Warrior Beverages will depend on the quality and taste of its products. If consumers do not find the drinks appealing or if the taste does not meet their

expectations, it could adversely impact sales and brand reputation.

Regulatory Environment
The food and beverage industry is subject to various regulations, including health and safety standards, labeling requirements, and marketing restrictions. Compliance with these regulations can be costly and time-consuming. Changes in regulations or failure to comply with them could pose risks to Warrior Beverages' operations and profitability.

Supply Chain Management
Warrior Beverages needs to establish a reliable supply chain for sourcing ingredients and packaging materials. Any disruption in the supply chain, such as shortages, quality issues, or price fluctuations, could affect production and distribution capabilities.

Brand Reputation
Building a strong brand image and reputation takes time and consistent effort. Negative publicity, product recalls, or any controversy associated with the company could harm the brand and consumer perception, impacting sales and long-term growth.

Financial Performance
Warrior Beverages' financial performance will play a crucial role in attracting investors and sustaining the business. The company needs to generate sufficient revenue, manage expenses effectively, and achieve profitability to ensure viability and growth.

Economic Factors
The performance of the beverage industry can be influenced by economic factors such as inflation, interest rates, and consumer spending patterns. A downturn in the economy could lead to reduced consumer purchasing power, affecting the demand for discretionary items like energy drinks and alkaline water.

Environmental and Social Risks
While Warrior Beverages aims to address ocean plastic pollution and support charitable causes, there may be risks associated with these endeavors. The company needs to effectively execute its recycling initiatives and manage any potential negative impacts on the environment. Additionally, external factors related to social and cultural issues may impact the company's reputation and market positioning.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cory Lewis	4,400,000	Common Stock	88.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 8,500,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 600,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $400.00
  Number of Securities Sold: 4,400,000
  Use of proceeds: Conversion
  Date: May 08, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Net revenue for the fiscal year 2021 was $40,027 and net revenue for 2022 was $22,539, we noticed a decline in revenue as we switched our focus to start the creation of our Alkaline water product and stopped paying for marketing as much. We believe that if we increase our marketing budget and inventory we can gain a stronger market share in the U.S.

Cost of sales

Cost of Sales for fiscal year 2021 was $19,240 compared to $8,428 in fiscal year 2022. A decrease of $10,812. In our first year a lot of our budget went to creating inventory, r&d, and marketing which accounts for the 56% reduction year over year. We have scaled back, increased our direct-to-consumer sales, and use our 100-member ambassador program to directly influence sales.

Gross margins

Gross margins for fiscal year 2021 were $20,787 compared to $14,111 in fiscal year 2022. We had a decrease of 32% year over year. This happened due to switching the company focus on creating our new product and using our budgeted funds to create this inventory instead of marketing our energy drink line. Our newly created website is up and running along with our new Amazon storefront with is about 50% complete and will increase our sales in 2023.

Expenses

Expenses for fiscal year 2021 were $ 30,864 compared to $23,205 in fiscal year 2022. Our total operating expenses in 2021 were $30,864, while in 2022 it was $23,205 a decrease of 24% year over year. We demonstrated the ability to scale back and focus on what our company really needed to focus on within our budget.

Historical results and cash flows:

The Company is currently in the first raise stage. Our products are selling nationwide. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because as we grow cash flow we will be able to do more marketing and make inventory. Past cash was primarily generated through consumer sales. We aim to sell $500,000 per month through our Amazon Storefront and Website.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023, the Company has capital resources available in the form of [a line of credit for $2,200 from Capital One Bank, a capital contribution or shareholder loan in the amount of $0, and $1,400 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support inventory, marketing and operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5-7 years. This is based on a current monthly burn rate of $500-$3,700 per month for expenses related to describe categories and amounts for website expenses, shipping fees, marketing. The reason Warrior will last is that we spend our own income to help it move forward, regardless of the money we raise here.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 15-20 years. This is based on a current monthly burn rate of $500-$3,700 for expenses related to the website, inventory, and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including partnering with other private investment companies. However, we have not done so at this time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

We believe Warrior Beverages, Inc. ("Warrior Beverages" or the "Company") will emerge as a dominant player in the beverage industry, solidifying its position through a combination of compelling factors that directly contribute to its valuation of $10 million. By strategically integrating these factors and considering comparable companies in the functional beverage industry, a quantitative link has been established, reinforcing the credibility of the valuation.

When we look at similar companies in the industry, Bai Brands LLC and Hint Inc., we can gain valuable insights. Bai Brands, known for its antioxidant-infused beverages, garnered significant attention and investor interest. In 2016, Dr. Pepper Snapple Group acquired a minority stake in Bai for $15 million, valuing the company at $500 million. This shows the potential for high valuations in the functional beverage space.

Similarly, Hint Inc., a renowned producer of flavored water with no added sweeteners, achieved remarkable success. In 2017, the company raised $25 million in a funding round, valuing the company at $130 million. This demonstrates the market's recognition of the value and growth potential of functional beverage companies.

Comparing these valuations to Warrior Beverages' $10 million valuation, it is evident that Warrior Beverages falls within a reasonable range. While Warrior Beverages' valuation is lower than that of Bai Brands and Hint Inc., it is crucial to consider various factors such as revenue, market share, growth potential, and unique selling propositions of each company.

We believe Warrior Beverages has distinguished itself by prioritizing health and wellness, developing a product line that delivers great taste while offering numerous health benefits. The company has forged influential business relationships with notable individuals, David Meltzer further solidifying its market presence. They have even had meetings with Magic Johnson, Evander Holyfield, and Marshall Faulk to show their product.*

In addition, Warrior Beverages maintains a solid commitment to sourcing the highest quality ingredients, which resonates with health-conscious consumers. Furthermore, the track record of Founder Cory Lewis, generating over $10 million for other companies in the Sales and Marketing vertical, and the extensive experience of Chief Sales Officer Eric White in the beverage industry, enhance the Company's valuation.

The Company's robust marketing strategy, leveraging social media and an Ambassador program, has successfully built brand awareness and a community of loyal customers. Furthermore, Warrior Beverages possesses tangible assets, including inventory and vehicles, further bolstering its overall value.

Taking into account the valuations of comparable companies in the industry, along with Warrior Beverages' compelling factors such as its focus on health and wellness, influential relationships, commitment to quality ingredients, robust marketing strategy, and tangible assets, we believe the valuation of $10 million for Warrior Beverages is conservative, reasonable and supported by market dynamics.

These comparisons emphasize how Warrior Beverages' valuation aligns with industry standards and the potential for growth within the functional beverage market. It positions Warrior Beverages as a promising player in the industry, deserving of its valuation.

Furthermore, we are partnering with Crunch Gym to promote the brand. Crunch has 371 locations nationwide and each gym generates 1.8-2 million dollars per year at 1.8 million per year X 371 Crunch Locations is 667.8 million per year Crunch is generating nationwide as a company. (Source) Crunch Fitness Franchises: Sales, Costs & Profits (2023) (sharpsheets.io). Even a small percentage of that potential market for Warrior Beverages in the next few years would put our valuation significantly higher than $10M based on projected sales.

David Meltzer - Best selling author, Sports Agent, and Multi-Million dollar Real Estate Investor. David has agreed to assist Warrior Beverages by way of introduction to his network of celebrities and influencers contractually. Warrior Beverages must pay David 10% if any deals directly come from his network of friends.*

** No agreements or contracts have been reached with the mentioned celebrities and members of the Los Angeles Lakers, regarding their involvement with Warrior Beverages. While David Meltzer and Crunch Gym have signed contractual agreements to promote Warrior Beverages, discussions with the other celebrities and potential partnerships with additional athletes and celebrities are still in progress. The details and outcomes of these discussions may vary, and no guarantees can be made regarding their ultimate participation or endorsement of Warrior Beverages.*

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  We have a very strategic plan for major tv commercials, radio advertising, social media, and Amazon store adds

- *Inventory*
  25.0%
  To increase our inventory and distribution shipments

- *Research & Development*

15.0%
To Development of new flavors of beverages

- *Working Capital*
  15.0%
  For the unknown items all companies potentially face, fees, taxes etc.

- *Company Employment*
  14.5%
  Marketing team members and delivery staff

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://warriorbeverages.com/ (https://warriorbeverages.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/warrior-energy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Warrior Beverages, Inc.

[See attached]

WARRIOR ENERGY DRINK LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Warrior Energy Drink LLC
Lakewood, California

We have reviewed the accompanying financial statements of Warrior Energy Drink LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 22, 2023
Los Angeles, California

WARRIOR ENERGY DRINK LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	45	$	11
Inventory		2,400		1,270
Total current assets		**2,445**		**1,281**
Total assets	**$**	**2,445**	**$**	**1,281**
LIABILITIES AND MEMBERS' EQUITY				
Total liabilities		-		-
MEMBERS' EQUITY				
Members' Equity		2,445		1,281
Total Members' Equity		**2,445**		**1,281**
Total Liabilities and Members' Equity	**$**	**2,445**	**$**	**1,281**

See accompanying notes to financial statements.

WARRIOR ENERGY DRINK LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	22,539	$	40,027
Cost of Goods Sold		8,428		19,240
Gross profit		14,111		20,787
Operating expenses				
General and Administrative		13,299		28,132
Sales and Marketing		9,906		2,732
Total operating expenses		23,205		30,864
Operating Income/(Loss)		(9,094)		(10,077)
Interest Expense		-		-
Other Loss/(Income)		(16)		-
Income/(Loss) before provision for income taxes		(9,078)		(10,077)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(9,078)**	**$**	**(10,077)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**43**
Capital Contribution		11,715
Capital Distribution		(400)
Net income/(loss)		(10,077)
Balance—December 31, 2021	**$**	**1,281**
Capital Contribution		27,887
Capital Distribution		(17,645)
Net income/(loss)		(9,078)
Balance—December 31, 2022	**$**	**2,445**

See accompanying notes to financial statements.

WARRIOR ENERGY DRINK LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(9,078)	$	(10,077)
Changes in operating assets and liabilities:				
Inventory		(1,130)		(1,270)
Net cash provided/(used) by operating activities		**(10,208)**		**(11,347)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		27,887		11,715
Capital Distribution		(17,645)		(400)
Net cash provided/(used) by financing activities		**10,242**		**11,315**
Change in cash		34		(32)
Cash—beginning of year		11		43
Cash—end of year	**$**	**45**	**$**	**11**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Warrior Energy Drink LLC was formed on August 2, 2020, in the state of California. The financial statements of Warrior Energy Drink LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lakewood, California.

Warrior energy drink also known as Warrior beverages is a small business that creates zero sugar and regular sugar energy drinks as well as alkaline water in 12 oz cans. Warrior beverages currently has three products: Warrior energy drink- regular sugar in a 12 oz can, Warrior energy drink- zero sugar in a 12 oz can and Warrior water- alkaline water in a 12 oz can.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its three beverage products.

Cost of sales

Costs of goods sold include the cost of products sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $9,906 and $2,732, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 22, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 2,400	$ 1,270
Total Inventory	**$ 2,400**	**$ 1,270**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
Cory Lewis	100.0%
TOTAL	**100.0%**

5. DEBT

The Company has no debt outstanding as of December 31, 2022.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 22, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $9,094, an operating cash flow loss of $10,208, and liquid assets in cash of $45, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN WARRIOR ENERGY DRINK TODAY!

Fueled By Culture

Warrior Beverages is a healthy alternative beverage company focusing on energy and water. We are currently available in several 7-Elevens, liquor stores, convenience, and ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


WARRIOR
BEVERAGES
BETTER FOR YOU.
BETTER FOR OUR PLANET.

$0 Raised

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$500	$10M

REASONS TO INVEST

- HEALTHY FUEL, ENERGIZED RESULTS: We believe Warrior Beverages stands out from the competition with its flavorful balance of caffeine, natural B vitamins, and niacin that promote fat loss. With options like regular and zero-sugar, Warrior keeps you energized without the crash. Plus, our alkaline water, enriched with magnesium, calcium, and potassium, is the ideal post-workout recovery drink.
- A BOOMING MARKET: The global energy drinks market is worth $45.8B and is projected to reach $108.40B by 2031. As we're one of the healthier energy drinks on the market, we believe Warrior has the competitive edge.*
- PURPOSE-DRIVEN PROFIT: By supporting us, you contribute to creating inclusivity and culture around the world. We're always giving back, whether it be to the American Cancer Society, helping veterans, or our mission to stop ocean plastic pollution. We're committed to combining purpose with profit.

Information from Allied Market Research (Source)

THE PITCH

Warrior Beverages – Thirst-quenching Innovation

Warrior Beverages is not just another energy drink or water company; we're a brand that celebrates culture, brings people together, and protects the planet. While other energy drinks cater to specific demographics, Warrior Beverages embraces all cultures, uniting people from diverse backgrounds through our unique flavors. We're not just about selling drinks; we're about bringing unity and celebrating the warrior spirit in everyone.

We provide a healthier alternative to energy drinks, as Warrior Beverages are packed with vitamins, minerals and come in zero-sugar options. Our 100% recyclable aluminum cans, eco-conscious packaging, and healthier formula prove Warrior is leading the way to a healthier and more sustainable future.


BENEFITS OF WARRIOR BEVERAGES
GET ENERGY FAST, WITHOUT THE CRASH
No artificial colors or dyes
Helps you hydrate and reduces muscle pain
0 calories and 0 sugar options
A flavorful taste
High in B-Vitamins

THE PROBLEM & OUR SOLUTION

Unleash Your Inner Warrior With Healthy Refreshments

Tired of energy drinks loaded with sugar and artificial ingredients that make you crash? Warrior Beverages offers a healthier alternative with functional benefits. With regular and zero-sugar options, we provide a flavorful blend of caffeine, that is high in B vitamins, and low in calories. Moreover, our alkaline water, AKA Warrior Hydration, is enriched with a special blend of minerals, including magnesium, calcium, and potassium, acting as a recovery and/or pre-workout drink suitable for all ages.


With sustainability and aluminum packaging leading the way, yearly bottled water consumption has grown over 40% in the last 10 years

Source


The bottled/canned water market, which happens to be the #1 beverage consumed in the U.S., was valued at $283 billion in 2021

Source | Source

Warrior Beverages is diving headfirst into an untapped market filled with endless possibilities. We're talking about flavors, vitamins, nutrients, and minerals that the current beverage market has barely explored. But let's talk numbers, shall we? The global canned/bottled water market, which happens to be the #1 most consumed beverage in the U.S., was valued at $283 billion in 2021 and is expected to expand at a compounded annual growth rate (CAGR) of 6.7% from 2022 to 2030 (Source | Source). Over the last decade, yearly bottled water consumption has grown by over 40% (Source). And guess what? The global recycling rate for aluminum beverage cans stands at 69%, making them the world's most recycled beverage container (Source). This plays heavily into why we choose sustainable, aluminum packaging to help reduce waste in the environment while providing a healthier alternative for energy drinks and an eco-conscious way to distribute our canned water.


Warrior Beverages offers a healthier alternative to energy drinks with functional benefits.

THE MARKET & OUR TRACTION

Warrior Beverages is Aiming to Disrupt A Potential $86 Billion Market (Source)



Warrior Beverages is setting its sights on the booming energy drink market. Global energy drink sales were estimated to reach $53 billion by the end of 2022 (Source). The industry is expected to grow by a compound annual growth rate of 7.1% by 2027 and reach an expected value of $86 billion (Source). We are here to disrupt the status quo by championing inclusivity and sustainability.

We've built a strong Warrior ambassador program with over 100 passionate individuals promoting us across the U.S. and are gearing up to launch our Amazon storefront for wider distribution. We recently secured an exhilarating partnership with Crunch Fitness, giving us access to nationwide advertising and promotion through in-gym screens and social media platforms, with the potential to reach 170,000+ prospective customers each month.


CRUNCH
FITNESS
X
WARRIOR
BEVERAGES
We recently secured a partnership with **Crunch Fitness**, giving us access to nation-wide advertising and promotion through in-gym screens and social media platforms, with potential to reach **170,000+** prospective customers each month

WHY INVEST

Summon The Warrior Within


Warrior Beverages is here to disrupt the status quo by championing inclusivity and sustainability.

Investing in Warrior Beverages means becoming a part of an industry disruptor that is rapidly gaining recognition. Our growing following includes influential figures like Magic Johnson, Evander Holyfield, Dave Meltzer, and Marshall Faulk, who are all considering partnerships with us. With revenue generated through direct-to-consumer events, our website, and a partnership with CRUNCH Fitness, we're rapidly expanding.

These funds will fuel our expansion, allowing us to collaborate with beverage scientists, drive innovation, enhance marketing efforts, and establish strategic partnerships. With plans to expand our market share, launch new products, and expand our distribution network, the future looks bright for Warrior Beverages, and we'd love for you to join us.

Quench your thirst for impact. Become a Warrior – Invest today.

ABOUT

HEADQUARTERS
5706 Graywood Ave
Lakewood, CA 90712

WEBSITE
View Site

Warrior Beverages is a healthy alternative beverage company focusing on energy and water. We are currently available in several 7-Elevens, liquor stores, convenience, and grocery stores in Southern California as well as on our website.

TEAM



Cory Lewis
Founder, CEO and President

Get ready to meet the powerhouse behind the incredible success of Warrior Beverages – Cory Lewis! With a track record of selling over 10 million dollars for other top-notch corporations and brands across the nation, he has now channeled his unstoppable passion and energy into building up Warrior Beverages to become a force to be reckoned with in the CPG industry.

What sets Cory apart from the rest is his resilience, tenacity, and gritty attitude – qualities that have helped him achieve his goals time and time again. And now, he's on a mission to make healthy energy options and alkaline water available to everyone, which is more than just a tagline for him – it's a belief that is deeply ingrained in his heart and soul.

So, whether you're looking for a refreshing drink that gives you a natural energy boost or simply want to stay hydrated with alkaline water, Warrior Beverages has got you covered. Join the Fueled By Culture movement today and experience the magic of Cory Lewis's visionary leadership firsthand!



Eric White
Chief Sales Officer

Eric is a Sales and Operations expert in the CPG Industry. Eric White is the Chief Sales Officer for Warrior Beverages Corporation. With over 20 years of experience in sales, operations, client development, product development, and client management. Eric helped countless companies increase their revenue and grow their customer base through diligence and understanding the needs of the company and clients. Eric is exceptional in merging strong diversified people/organizations, with a proven track record. As the CSO, my main goal is to lead our sales team to success by developing effective strategies and fostering strong relationships with our clients. I am passionate about helping businesses achieve their goals and I am committed to delivering the best possible results for our company. Thank you for taking the time to learn more about me and my role as Chief Sales Officer.



Sam Brodsky
Social Media Coordinator

Are you eagerly anticipating the chance to meet the mastermind behind Warrior Beverages' astounding social media success? Look no further than the talented Sam Brodsky, the brand's exceptional Social Media Coordinator! Sam's boundless passion for influencer marketing has played an integral role in propelling Warrior Beverages to new heights in the world of social media. As a natural relationship builder and advocate, Sam's extensive experience and unwavering enthusiasm serve as the driving forces behind the brand's strategic approach to social media. With her unparalleled expertise and creativity, the Warrior community can rest assured that they will continue to see ongoing growth and engagement for years to come. These are truly exciting times ahead, all thanks to Sam and her remarkable contributions to the brand's success.



Anthony Vasquez
Promotions Coordinators

Get ready to meet the mastermind behind one of California's coolest tire shops! Anthony Vasquez is more than just an entrepreneur - he's a visionary who has taken the world of business by storm. With his knack for marketing and sharp business acumen, Anthony has made Best Value Tire & Wheel a household name in Placentia. But that's not all - he's also teamed up with the folks at Warrior Beverages to add some serious pizzazz to their brand. Anthony's infectious energy and can-do spirit have helped keep the Warrior family motivated and inspired. We're absolutely thrilled to have Anthony on our team - he's a true Warrior through and through!

TERMS

Warrior Energy Drink

Overview

PRICE PER SHARE
$2

VALUATION
$10M

FUNDING GOAL
$10k - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive [perk]

Tier 2 Perk — Invest $1000+ and receive [perk 2]

Tier 3 Perk — Invest $5,000+ and receive [perk 3]

Tier 4 Perk — Invest $10,000+ and receive [perk 4] + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive [perk 5] + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive [perk 6] + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Warrior Beverages will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Warrior Energy Drink.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My name is Cory Lewis and I am the founder of warrior beverages, Warrior Energy Drink, and warrior water. Back in the year 2020 I was laid off from my job as a sales manager for a local company here in California. I began to worry about how I was going to support my family I'm a husband and a father of three girls that I love very much. To make ends meet I accepted a job working graveyard, and while there I began drinking every energy drink I could find to stay awake. Then one night at about 1 AM in a break room inspiration hit me like a ton of bricks and it said you enjoy energy drinks so much why not try to create your own. I grabbed a napkin and a pen and I drew a logo on that napkin in the shape of a W, and I called it warrior energy drink, and I told myself one day this logo is going to be a beverage that the whole world knows. At this time I knew nothing about how to formulate a beverage or the steps that I needed to take in order to make this dream a reality so I did all of my research from YouTube university. How to formulate a drink, how to find a CoPacker how to market this product, self-education for me was key. Fast forward six months later I had my first product in my hands and I was ready to tell everyone about it. With cases, of Warrior Energy Drink in hand I walked into 7-Eleven's, liquor stores, restaurants, cannabis, shops, even vending machine owners, and now all of those stores are selling warrior beverages. Now a couple years later Warrior Beverages have been consumed in many places. In less than 3 years the growth of the company has been amazing to see. Imagine an idea that came from a napkin, pen and a guy who just wanted to provide for his family, to becoming a brand that people know and trust that's sold all over the world. Sounds pretty crazy to me. However it's actually what's happening. I am excited about it, I believe our Brands potential is unlimited, our logo, packaging, and overall look is beautiful and it's like nothing else that's in the market today. Our tagline is Fueled by Culture, which means our beverages are for all nations and tribes to enjoy. It's my sincere hope that you'll join us and Become a partner of Warrior Beverages, thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.